UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Dated as of February 3, 2003



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND
 -------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F |X|     Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE


Attached is the following item:

1.   Press Release, dated January 31, 2003.


This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    - or -
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44-(0)20-7936-0400
                                                    - or -
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    212-889-4350


REGISTRATION OF INCREASE OF NETIA'S SHARE CAPITAL
-------------------------------------------------

WARSAW, Poland - January 31, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), announced today that on January 30, 2003 the Regional Court in Warsaw registered the increase of Netia's share capital resulting from the issuance of series H shares pursuant to Resolution No. 3 of the Extraordinary General Meeting of Shareholders, dated November 14, 2002. Currently, Netia's share capital equals PLN 344,045,212 and is divided into 344,045,212 shares, PLN 1 par value per share.

The issuance of series H shares was one of the most important steps in Netia's restructuring process. Netia's management will promptly submit to the Warsaw Stock Exchange an application for admission of series H shares to trading on the Warsaw Stock Exchange. Series H shares will begin trading on the Warsaw Stock Exchange separately from the currently listed ordinary shares upon the review of Netia's application by the Warsaw Stock Exchange.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the

Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003 and its Current Report on Form 6-K filed with the Commission on January 29, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Date:  February 3, 2003



                                         NETIA HOLDINGS S.A.

                                         By: /S/  AVRAHAM HOCHMAN
                                             ----------------------------------
                                         Name: Avraham Hochman
                                         Title: Chief Financial Officer
                                                  Vice President, Finance




                                         By: /S/  EWA DON-SIEMION
                                             ----------------------------------
                                         Name: Ewa Don-Siemion
                                         Title: Vice President, Legal